Room 4561

April 26, 2006

Mr. Eberhard Schoeneburg
Chief Executive Officer
Artificial Life, Inc.
4601 China Online Centre
333 Lockhart Road
Wanchai, Hong Kong

       Re: Artificial Life, Inc.
             Form 10-KSB for the Year Ended December 31, 2004
             Filed March 31, 2005
             Form 10-KSB for the Year Ended December 31, 2005
             Filed March 31, 2006
             File No. 0-25075

Dear Mr. Schoeneburg:

We have reviewed your response letter dated March 28, 2006 and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2004

Item 7. Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, Concentration and Credit Risk, page F-7

1.   We have read your response to prior comment number 1. Please explain to us your basis for concluding that it is probable that the price of the four games will not change before their separate introduction into the Taiwan marketplace. In addition, explain when you expect to separately introduce these products into Taiwan. Please note that, in situations where VSOE of fair value is determined by management and has not yet been sold separately, the period of time until the element is expected to be sold separately should be relatively short.

        As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

        You may contact Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 or me at (202) 551-3489 if you have any questions regarding this comment.

                        Sincerely,

                        Brad Skinner
                        Accounting Branch Chief